FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of November 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMR")

In accordance with Disclosure Rule 3.1.4R(1), Signet Group plc gives notice that on 6 November 2006 the following Directors and PDMRs have been granted options under the Signet Group plc Sharesave Scheme and the Signet Group plc Stock
Savings Plan as follows:

UK Sharesave Scheme

Name                   Status       Option Price   No. of shares    Date Exercisable
                                                  under option

T Jackson              PDMR            94p           10,053         Normally 36-42 months
                                                                    following commencement
                                                                    of contract savings
                                                                    period on 1 January 2007

US Stock Savings Plan

Name                 Status        Option Price   No. of ADS's     Date Exercisable
                                   per ADS*       under option*

T Burman            Director        $18.55           517           Normally 24-27 months
                                                                   of Plan grant date of
                                                                   6 November 2006

M Light             Director        $18.55           517           Normally 24-27 months
                                                                   of Plan grant date of
                                                                   6 November 2006

W Montalto          PDMR            $18.55           258           Normally 24-27 months
                                                                   of Plan grant date of
                                                                   6 November 2006

R Trabucco          PDMR            $18.55           517           Normally 24-27 months
                                                                   of Plan grant date of
                                                                   6 November 2006

*1 ADS = 10 0.5p ordinary shares
6 November 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   November 06, 2006